Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
(Loss) income before income taxes	$(7,238)	$(4,446)	$(7,333)	$(7,049)	$(917)	$(25,451)	$(2,645)

Fixed charges:
Interest on debt	26,110	27,541	29,448	27,049	33,299	34,736	21,991
Amortization of deferred financing costs	1,152	1,343	1,543	1,543	3,080	1,836	3,062
Estimated interest component of rent expense	446	549	791	894	996	736	805

Total fixed charges	27,708	29,433	31,782	29,486	37,375	37,308	25,858

Total earnings available for fixed charges	$20,470	$24,987	$24,449	$22,437	$36,458	$11,857	$23,213

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A

N/A For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, our earnings were insufficient to cover our fixed charges by $917, $7,049, $7,333, $4,446, and $7,238, respectively. For the nine months ended September 30, 2011 and 2010 our earnings were insufficient to cover our fixed charges by $25,451 and $2,645, respectively.